EXHIBIT 12.1
DUKE REALTY CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands, except ratios)

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income (loss) from continuing operations, less preferred dividends	$227,894	$300,351	$190,937	$198,913	$47,425	$(109,332)
Preferred dividends	—	—	—	24,943	31,616	46,438
Interest expense	65,401	112,757	138,258	162,108	168,327	174,066
Earnings before fixed charges	$293,295	$413,108	$329,195	$385,964	$247,368	$111,172
Interest expense	$65,401	$112,757	$138,258	$162,108	$168,327	$174,066
Interest costs capitalized	14,453	16,099	16,764	17,620	16,756	9,357
Total fixed charges	79,854	128,856	155,022	179,728	185,083	183,423
Preferred dividends	—	—	—	24,943	31,616	46,438
Total fixed charges and preferred dividends	$79,854	$128,856	$155,022	$204,671	$216,699	$229,861
Ratio of earnings to fixed charges	3.67	3.21	2.12	2.15	1.34	N/A	(1)
Ratio of earnings to fixed charges and preferred dividends	3.67	3.21	2.12	1.89	1.14	N/A	(2)

(1)
N/A - The ratio is less than 1.0; deficit of $72.3 million exists for the year ended December 31, 2012. The calculation of earnings includes $278.8 million of non-cash depreciation and amortization expense.

(2)
N/A - The ratio is less than 1.0; deficit of $118.7 million exists for the year ended December 31, 2012. The calculation of earnings includes $278.8 million of non-cash depreciation and amortization expense.